Exhibit 99.49

ImmunoPrecise Reports Record Quarterly and Nine Month Revenue and Positive Adjusted EBITDA

VICTORIA, March 10, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) today announced financial results for its fiscal year 2020 third quarter ended January 31, 2020.

Revenue. The Company posted a quarterly revenue of $4,034,440, an increase of 50% from the year-ago quarter and an all-time record. The increasing revenue trend is due to growth in both the volume and financial value of client contracts. Revenue outlook is positive for the fourth quarter.

Gross Margin. During the three months ended January 31, 2020, the Company achieved a gross profit of $2,223,669.

Net Loss. The Company reported a record low for net loss of $625,837, during the three months ended January 31, 2020, representing a decrease of 47% in net loss from the year-ago quarter. The decrease in net loss is due to a $655,614 increase in gross profit, as well as recognized cost synergies resulting in lower spend, offset by higher non-cash amortization of intangible assets, depreciation of leased assets as a result of implementing IFRS 16, Leases.

Non-IFRS Measures*. For the first time in the Company’s history, Adjusted EBITDA for the quarter and the nine-month period ending January 31, 2020, was positive, at $717,716 and $18,356, respectively, compared to ($461,353) and ($1,553,090) for the same periods last year. The positive Adjusted EBITDA is a result of the third quarter’s 50% increase in revenue and lower adjusted operating expenses compared to the prior year’s quarter and nine-month period.

“We are pleased to report IPA’s record quarterly revenue and earnings, which was fueled by strong demand for a wide variety of our products and services in tool, research and therapeutic antibody discovery and manufacturing,” said Jennifer Bath, IPA’s President and CEO. “Careful attention to operational prioritization, site efficiencies and brand recognition in 2019 led to new vendor qualifications from pharmaceutical and biotech companies, enabling larger allocations of corporate budgets in the 2020 calendar year. This past quarter is a powerful testament to the satisfaction and engagement of our clients, and the realization of leveraged synergies globally.”

Recent ImmunoPrecise Highlights:

•	IPA Launched Coronavirus Vaccine and Therapeutic Programs

•	As IPA Directs R&D Efforts Toward Coronavirus, Company is Added to WHO Draft Landscape of Companies Combating COVID-19

•	Company Announced AI Collaboration with EVQLV, Inc., to Accelerate the Efforts in the Development of a Coronavirus Therapeutic

•	IPA Integrated SGI’s DNA Automated DNA Printer at Utrecht Site

•	IPA Subsidiary, UPE, Joining Genmab and Merus in Expansion to New Biotech Accelerator in the Center of European Science Industry

IPA periodically provides information for investors on its corporate website, ImmunoPrecise.com. This includes press releases and other information on financial performance, reports filed or furnished with the TSX, information on corporate governance and details related to its annual meeting of shareholders. Reports filed or furnished with the TSX can be found at sedar.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal period ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

*	Non-IFRS Financial Measure

Readers are cautioned that “Adjusted EBITDA” is a measure not recognized under IFRS. Adjusted EBITDA is defined as earnings before interest income, taxes,

depreciation and amortization, share-based compensation, restructuring costs, impairment charges and other non-recurring gains or losses. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that “Adjusted EBITDA” is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 09:22e 10-MAR-20